Exhibit 99.132

WONDERFI TECHNOLOGIES INC. Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for WONDERFI TECHNOLOGIES INC. Annual General Meeting Meeting Date and Location: When: September 12, 2022 10:00 am (Pacific Time) Where: http://www.meetnow.global/MVCWKJN ------- Fold You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://www.wonder.fi/investors OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than September 2, 2022. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. ------- Fold For Holders with a 15 digit Control Number: To obtain paper copies of the materials before or after the meeting date, please contact (778) 843-9637. For Holders with a 16 digit Control Number: To obtain paper copies of the materials before or after the meeting date, please contact (778) 843-9637. Dual

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Number of Directors - Fixing the Number of Directors 2. Election of Directors - Election of Directors 3. Appointment of Auditor - Appointment and Remuneration of Auditor 4. Articles Amendment Resolution - Articles Amendment Resolution 5. Equity Incentive Plan Resolution - Option and Equity Incentive Plans ------- Fold Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery All Registered and Beneficial holders